			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Nine Months Ended September 30
		2015	2014

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on dispositions, net of tax (1)	$101,337	$105,432

	Add back:
	Fixed charges	72,176	97,808
	Amortization of previously capitalized interest	1,545	2,612
	Distributed income of Unconsolidated Joint Ventures	46,298	41,222

	Deduct:
	Capitalized interest	(24,569)	(18,844)

	Earnings available for fixed charges and preferred dividends	$196,787	$228,230

	Fixed charges:
	Interest expense	$44,451	$74,946
	Capitalized interest	24,569	18,844
	Interest portion of rent expense	3,156	4,018

	Total fixed charges	$72,176	$97,808

	Preferred dividends	17,353	17,353

	Total fixed charges and preferred dividends	$89,529	$115,161

	Ratio of earnings to fixed charges and preferred dividends	2.2	2.0

(1)
In 2014, the gain on dispositions, net of tax, of $476.9 million, which includes the gain on dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project, has been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends. In 2015, the adjustment of $0.4 million that was made to reduce the tax recognized as a result of the sale of International Plaza has also been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.